Condensed Consolidated Interim Financial Statements

For the three and six months ended February 28, 2017
(Unaudited)

NOTICE TO READER

The accompanying unaudited interim financial statements have been prepared by the Company’s management and the Company’s independent auditors have not performed a review of these financial statements.

Condensed Consolidated Interim Statements of Financial Position
(expressed in Canadian Dollars)
(unaudited)

	February 28,	August 31,
	2017	2016

Assets

Current Assets
Cash and cash equivalents	$553,618	$1,360,487
Other receivables	280,254	226,485
Prepaid expenses and deposits	283,743	299,894
	1,117,615	1,886,866

Non-Current Assets
Exploration and evaluation assets (note 5)	13,551,295	12,567,244
Property, plant and equipment (note 6)	104,089,604	104,060,940
	117,640,899	116,628,184

	$118,758,514	$118,515,050

Liabilities

Current Liabilities
Accounts payable	$319,803	$223,661
Accrued liabilities	467,203	502,734
Deferred flow-through share premium (note 7)	116,001	96,617
Warrants denominated in foreign currency (note 8)	243,262	411,418
	1,146,269	1,234,430

Non-Current Liabilities
Site closure and reclamation provisions	263,600	263,600

	1,409,869	1,498,030

Shareholders’ Equity

Share Capital (note 9b)	168,615,120	167,181,354
Reserve for Warrants (note 9c)	4,258,213	4,313,701
Reserve for Share Based Payments (note 9d)	16,840,663	16,700,417
Reserve for Brokers’ Compensation Warrants (note 9e)	276,048	254,112
Accumulated Deficit	(72,641,399)	(71,432,564)

	117,348,645	117,017,020

	$118,758,514	$118,515,050

Approved on behalf of the Board

“Donald S. Bubar”	, Director

“Brian MacEachen”	, Director

Avalon Advanced Materials Inc.	Page 1
Unaudited Financial Statements
For the three and six months ended February 28, 2017

Condensed Consolidated Interim Statements of Comprehensive Loss
(expressed in Canadian Dollars, except number of shares)
(unaudited)

	Three Months Ended		Six Months Ended
	February 28,	February 29,	February 28,	February 29,
	2017	2016	2017	2016

Revenue

Interest	$2,544	$7,683	$5,043	$21,578

Expenses

Corporate and administrative (note 10)	665,406	881,972	1,440,489	1,821,575
Impairment loss on exploration and evaluation assets (note 5)	3,030	2,263	3,030	2,263
General exploration	6,172	(1,964)	12,613	2,061
Depreciation	18,231	9,571	25,092	19,142
Share based compensation (note 9d)	(41,051)	115,930	87,849	193,669
Foreign exchange loss (gain)	(801)	(457)	395	(3,513)
Increase (Decrease) in fair value of warrants denominated in foreign currency (note 8)	(993)	28,479	(168,156)	(134,560)

	649,994	1,035,794	1,401,312	1,900,637

Net Loss before Income Taxes	(647,450)	(1,028,111)	(1,396,269)	(1,879,059)

Deferred Income Tax Recoveries (note 7)	78,907	73,129	187,434	278,773

Net Loss and Total Comprehensive Loss for the period	$(568,543)	$(954,982)	(1,208,835)	$(1,600,286)

Loss per Share - Basic and Diluted	$0.00	(0.01)	$(0.01)	$(0.01)

Weighted Average Number of Common Shares Outstanding, Basic and Diluted	187,516,882	158,822,722	184,395,238	156,440,382

Avalon Advanced Materials Inc.	Page 2
Unaudited Financial Statements
For the three and six months ended February 28, 2017

Condensed Consolidated Interim Statements of Changes in Equity
(expressed in Canadian Dollars, except number of shares)
(unaudited)

	Share Capital		Reserves
					Brokers’
	Number of			Share Based	Compensation	Accumulated
	Shares	Amount	Warrants	Payments	Warrants	Deficit	Total

Balance at September 1, 2015	152,785,482	$164,695,991	$4,020,968	$16,244,942	$219,238	$(67,892,919)	$117,288,220
Equity offerings	7,553,724	798,286	76,800	-	-	-	875,086
Compensation warrants issued on equity offerings	-	-	-	-	19,573	-	19,573
Share based compensation	-	-	-	261,080	-	-	261,080
Share issuance costs - cash	-	(74,981)	(7,019)	-	-	-	(82,000)
Share issuance costs – compensation warrants Issued	-	(14,359)	(2,004)	-	-	-	(16,363)
Net loss for the six month period	-	-	-	-	-	(1,600,286)	(1,600,286)

Balance at February 29, 2016	160,339,206	165,404,937	4,088,745	16,506,022	238,811	(69,493,205)	116,745,310
Equity offerings	18,700,000	1,794,370	240,230	-	-	-	2,034,600
Issued for other considerations	-	-	1,353	-	-	-	1,353
Exercise of warrants	125,000	18,750	-	-	-	-	18,750
Reserve transferred on exercise of warrants	-	3,049	(3,049)	-	-	-	-
Exercise of brokers’ compensation warrants	360,000	45,000	-	-	-	-	45,000
Reserve transferred on exercise of compensation warrants	-	19,573	-	-	(19,573)	-	-
Compensation warrants issued on equity offerings	-	-	-	-	34,874	-	34,874
Share based compensation	-	-	-	194,395	-	-	194,395
Share issuance costs – cash	-	(75,193)	(9,561)	-	-	-	(84,754)
Share issuance costs – compensation warrants issued	-	(29,132)	(4,017)	-	-	-	(33,149)
Net loss for the six month period	-	-	-	-	-	(1,939,359)	(1,939,359)

Balance at August 31, 2016	179,524,206	167,181,354	4,313,701	16,700,417	254,112	(71,432,564)	117,017,020
Equity offerings	7,045,454	1,168,182	-	-	-	-	1,168,182
Exercise of warrants	2,275,000	341,250	-	-	-	-	341,250
Reserve transferred on exercise of warrants	-	55,488	(55,488)	-	-	-	-
Compensation warrants issued on equity offerings	-		-	-	21,936	-	21,936
Share based compensation	-		-	140,246	-	-	140,246
Share issuance costs - cash	-	(109,218)		-	-	-	(109,218)
Share issuance costs – compensation warrants issued	-	(21,936)	-	-	-	-	(21,936)
Net loss for the six month period	-		-	-	-	(1,208,835)	(1,208,835)

Balance at February 28, 2017	188,844,660	$168,615,120	$4,258,213	$16,840,663	$276,048	$(72,641,399)	$117,348,645

Avalon Advanced Materials Inc.	Page 3
Unaudited Financial Statements
For the three and six months ended February 28, 2017

Condensed Consolidated Interim Statements of Cash Flows
(expressed in Canadian Dollars)
(unaudited)

	Three Months Ended		Six Months Ended
	February 28,	February 29,	February 28,	February 29,
	2017	2016	2017	2016
Operating Activities
Cash paid to employees	$(383,610)	$(407,155)	$(786,651)	$(863,152)
Cash paid to suppliers	(268,715)	(415,825)	(523,718)	(793,440)
Interest received	2,544	20,883	5,043	32,786
Cash Used by Operating Activities	(649,781)	(802,097)	(1,305,326)	(1,623,806)

Financing Activities
Proceeds from equity offerings	336,019	687,269	1,265,782	909,549
Proceeds from exercise of warrants	187,500	-	341,250	-
Prepaid preferred share issuance costs	(31,038)	-	(31,038)	-
Cash Provided by Financing Activities	492,481	687,269	1,575,994	909,549
Investing Activities
Exploration and evaluation assets	(467,142)	(1,069,545)	(1,034,034)	(2,486,572)
Property, plant and equipment	(7,794)	(63,732)	(43,108)	(141,301)
Cash Used by Investing Activities	(474,936)	(1,133,277)	(1,077,142)	(2,627,873)

Change in Cash and Cash Equivalents	(632,236)	(1,248,105)	(806,474)	(3,342,130)

Foreign Exchange Effect on Cash	801	457	(395)	3,513

Cash and Cash Equivalents – beginning of period	1,185,053	3,156,769	1,360,487	5,247,738

Cash and Cash Equivalents – end of period	$553,618	$1,909,121	$553,618	$1,909,121

Supplemental Cash Flow Information (note 13)

Avalon Advanced Materials Inc.	Page 4
Unaudited Financial Statements
For the three and six months ended February 28, 2017

Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended February 28, 2017
(unaudited)

1.	Nature of Operations

Avalon Advanced Materials Inc. (“Avalon”) is a publicly listed company incorporated in Canada and continued under the Canada Business Corporations Act. Avalon’s common shares are listed on the Toronto Stock Exchange (the “TSX”) (TSX: AVL), on the OTCQX® Best Market (OTCQX: AVLNF), and the Frankfurt Stock Exchange in Germany.

The registered address, principal address and records office of Avalon is located at 130 Adelaide Street West, Suite 1901, Toronto, Ontario, Canada, M5H 3P5.

Avalon and its subsidiaries (the “Company”) are in the process of exploring and developing its mineral resource properties. To date, the Company has not earned any significant revenues.

The realization of amounts shown for its development asset – the Nechalacho Rare Earth Elements Project (the “Nechalacho REE Project”) and exploration and evaluation assets is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to develop these assets, and future profitable production or proceeds of disposition from these assets.

The Company is principally engaged in the acquisition, exploration, evaluation and development of specialty metal and mineral properties located principally in Canada.

These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to a going concern, which assumes the Company will continue to meet its obligations and discharge its liabilities in the normal course of business for the foreseeable future. Different bases of measurement may be appropriate when a company is not expected to continue operations for the foreseeable future. The Company is in the exploration and development stage and raises funds in the equity markets to conduct its business activities. The Company has incurred losses in the current and prior periods, with a net loss of $1,208,835 for the six months ended February 28, 2017 (the “Period”) and an accumulated deficit of $72,641,399 as at February 28, 2017.

The Company’s cash and cash equivalents balance at February 28, 2017 was $553,618 and adjusted working capital was $330,609 (calculated by adding back the deferred flow-through share premium of $116,001 and the liability for warrants denominated in foreign currency of $243,262 to the net current liabilities of $28,654). Given the continuation of weak investor sentiment and capital market conditions in the junior resource sector, there exists an uncertainty as to the Company’s ability to raise additional funds on favorable terms. This condition indicates the existence of a material uncertainty that raises substantial doubt about the Company’s ability to continue as a going concern. As at February 28, 2017, the Company is required to incur additional Canadian exploration expenses (“CEE”) of $875,505 by December 31, 2017. This amount represents the remaining balance of the required expenditures resulting from the private placements completed in November and December 2016. The Company’s expenditures on other discretionary exploration and development activities have some scope for flexibility in terms of amount and timing, which can be adjusted accordingly. Management intends to finance these expenditures over the next twelve months with funds currently on hand and through planned equity financings. In March 2017, as disclosed in Note 14 - Events After the Reporting Period, the Company completed a private placement and issued 500 Series A1 Preferred Shares for gross proceeds of $2,500,000.

These unaudited condensed consolidated interim financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and statement of financial position classifications that would be necessary should the going concern assumption be inappropriate, and those adjustments could be material.

These unaudited condensed consolidated interim financial statements have been reviewed and approved by the Company’s Audit Committee and the Board of Directors on April 13, 2017.

Avalon Advanced Materials Inc.	Page 5

Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended February 28, 2017
(unaudited)

2.	Basis of Presentation

a)	Statement of Compliance and Basis of Presentation

These unaudited condensed consolidated interim financial statements, including comparatives, have been prepared in accordance with International Accounting Standards (“IAS”) 34 Interim Financial Reporting, as issued by IASB.

These unaudited condensed consolidated interim financial statements do not contain all disclosures required by IFRS and accordingly should be read in conjunction with the Company’s consolidated annual financial statements for the year ended August 31, 2016.

These unaudited condensed consolidated interim financial statements have been prepared on a going concern basis using the historical cost basis, except for certain financial instruments which are measured at fair value in accordance with the policies disclosed in Note 3 of the Company’s consolidated annual financial statements for the year ended August 31, 2016.

b)	Basis of Consolidation

These unaudited condensed consolidated interim financial statements include the accounts of the Company and the entities controlled by the Company. Control exists when the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

These unaudited condensed consolidated interim financial statements include the accounts of Avalon and its wholly-owned subsidiaries, 8110131 Canada Inc., Nolava Minerals Inc. (“Nolava”), Avalon Rare Metals Ltd. (“ARML”), and Avalon Rare Metals Processing LLC (“ARMLLC”). Nolava, ARML and ARMLLC are incorporated in the United States of America (“USA”).

ARML and ARMLLC have not carried on any significant operations since their inception. During the year ended August 31, 2012, 8110131 Canada Inc. acquired certain net smelter returns (“NSR”) royalty interests in the Company’s properties which were held by third parties. Nolava had held certain mining claims in Utah, USA and had conducted exploration work on those mining claims during fiscal year 2011 to fiscal year 2014. ARMLLC was dissolved on March 4, 2016. All intercompany transactions and balances have been eliminated on consolidation of the accounts.

3.	Significant Accounting Policies

These unaudited condensed consolidated interim financial statements have been prepared using the same accounting policies, significant accounting judgments and estimates, and methods of computation as the annual consolidated financial statements of the Company as at and for the year ended August 31, 2016, as described in Note 3 of those financial statements.

Avalon Advanced Materials Inc.	Page 6

Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended February 28, 2017
(unaudited)

4.	Recent Accounting Pronouncements

The following pronouncements are issued but not yet effective:

a)	IFRS 9, Financial Instruments

IFRS 9, Financial instruments (“IFRS 9”) was issued by the IASB in July 2014 and will replace IAS 39, Financial Instruments: recognition and measurement (“IAS 39”). IFRS 9 utilizes a single approach to determine whether a financial asset is measured at amortized cost or fair value and a new mixed measurement model for debt instruments having only two categories: amortized cost and fair value. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Final amendments released in July 2014 also introduce a new expected loss impairment model and limited changes to the classification and measurement requirements for financial assets. IFRS 9 is effective for annual periods beginning on or after January 1, 2018. The Company is currently evaluating the impact of this standard and amendments on its consolidated financial statements.

b)	IFRS 15, Revenue from Contracts and Customers

IFRS 15, Revenue from Contracts and Customers (“IFRS 15”) was issued by the IASB in May 2014, and will replace IAS 18, Revenue, IAS 11, Construction Contracts, and related interpretations on revenue. IFRS 15 sets out the requirements for recognizing revenue that apply to all contracts with customers, except for contracts that are within the scope of the standards on leases, insurance contracts and financial instruments. IFRS 15 uses a control based approach to recognize revenue which is a change from the risk and reward approach under the current standard. Companies can elect to use either a full or modified retrospective approach when adopting this standard and it is effective for annual periods beginning on or after January 1, 2018. The Company is currently evaluating the impact of IFRS 15 on its consolidated financial statements.

c)	IFRS 16, Leases

IFRS 16, Leases (“IFRS 16”) was issued by the IASB in January 2016, and will replace IAS 17 Leases. IFRS 16 specifies the methodology to recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases except for short-term leases and leases with low value assets. IFRS 16 substantially carries forward the lessor accounting requirements in IAS 17. IFRS 16 is effective for annual periods beginning on or after January 1, 2019, with early adoption permitted if IFRS 15 has also been adopted. A lessee will apply IFRS 16 to its leases either retrospectively to each prior reporting period presented; or retrospectively with the cumulative effect of initially applying IFRS 16 being recognized at the date of initial application. The Company is currently evaluating the impact of IFRS 16 on its consolidated financial statements.

Avalon Advanced Materials Inc.	Page 7

Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended February 28, 2017
(unaudited)

5.	Exploration and Evaluation Assets

	September 1,		Impairment	February 28,
	2016	Expenditures	Loss	2017
For the Period
Separation Rapids Lithium Project (a)	$7,481,410	$718,795	$-	$8,200,205
East Kemptville Tin-Indium Project (b)	5,011,070	156,146	-	5,167,216
Mount Douglas Tin-Tungsten Property (d)	46,663	88,106	-	134,769
Warren Township Anorthosite Project (e)	-	3,030	(3,030)	-
Other (f)	28,101	21,004	-	49,105

	$12,567,244	$987,081	$(3,030)	$13,551,295

	September 1,		Impairment	August 31,
	2015	Expenditures	Loss	2016
For the year ended August 31, 2016
Separation Rapids Lithium Project (a)	$5,637,890	$1,843,520	$-	$7,481,410
East Kemptville Tin-Indium Project (b)	3,148,165	1,862,905	-	5,011,070
Miramichi Tin Property (c)	202,925	15,695	(218,620)	-
Mount Douglas Tin-Tungsten Property (d)	-	46,663	-	46,663
Warren Township Anorthosite Project (e)	-	5,318	(5,318)	-
Other (f)	15,000	13,101	-	28,101

	$9,003,980	$3,787,202	$(223,938)	$12,567,244

Avalon Advanced Materials Inc.	Page 8

Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended February 28, 2017
(unaudited)

5.	Exploration and Evaluation Assets (continued)

a)	Separation Rapids Lithium Project, Ontario

The Company owns a 100% interest in certain claims and a mining lease in the Kenora area of Ontario. Subsequent to the Period, the Company acquired a 100% interest in seven mineral claims located adjacent to the north and west of the Company’s existing Separation Rapids property and issued 500,000 common shares.

b)	East Kemptville Tin-Indium Project, Nova Scotia

During the year ended August 31, 2007, the Company was granted a special exploration licence to search and prospect for all minerals except for coal, salt, potash and uranium within four claims in the East Kemptville area of Yarmouth, Nova Scotia. The special licence has been renewed multiple times since then.

In September 2014, the Company submitted an application for a new special licence reflecting the entire original mine site. During the quarter ended May 31, 2015, by Order in Council, the Government of Nova Scotia approved an application for a new special licence reflecting the entire original mine site. The current special licence has a term of three years beginning on February 2, 2015 and includes a requirement to incur $5.25 million in expenditures by January 31, 2018 (of which $3,005,455 had been incurred by February 28, 2017).

The Company also has a number of regular exploration licences covering certain claims in the same proximity to the claims covered under the special exploration licence.

c)	Miramichi Tin Property, New Brunswick

The Company owned a 100% interest in certain claims located in York County, New Brunswick, which were staked by the Company during the year ended August 31, 2012.

As at August 31, 2016, the Company had decided not to renew the claims when they were due for renewal in September 2016, accordingly the cost incurred to-date of $218,620 had been written off as an impairment loss during the year ended August 31, 2016. These claims expired in September 2016.

d)	Mount Douglas Tin-Tungsten Property, New Brunswick

During the year ended August 31, 2016, the Company entered into an option agreement to earn a 100% interest (subject to a 2.0% NSR, which can be bought back for $1.0 million) in certain mineral claims located in Charlotte County, New Brunswick. To keep the option in good standing, the Company is required to incur exploration expenditures of $75,000 by October 28, 2016 (which had been incurred by October 28, 2016) and make cash payments totalling $120,000 over five years (of which $10,000 had been paid by February 28, 2017, with the next payment of $20,000 being due by October 28, 2017).

e)	Warren Township Anorthosite Project, Ontario

The Company owns a 100% interest in certain claims located near Foleyet, Ontario, which were staked by the Company during the year ended August 31, 2003. During the year ended August 31, 2013, the Company entered into a Mining Lease with the Province of Ontario under the Mining Act of Ontario covering these claims.

No substantial work has been carried out on the Warren Township project during the last five years and no work was planned or budgeted for fiscal 2017. In addition, no new potential customer has been identified for the project’s calcium feldspar product. The current outlook as at February 28, 2017 for the Warren Township project remains unchanged. It is management’s view that the fair value of this project has been significantly impaired and has estimated the recoverable amount of this project as at February 28, 2017 to be $nil.

Avalon Advanced Materials Inc.	Page 9

Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended February 28, 2017
(unaudited)

5.	Exploration and Evaluation Assets (continued)

e)	Other Resource Properties

The Company has a 100% interest in several claims in the Lilypad Lakes Tantalum Property, a 2.0% NSR interest in certain claims of the East Cedartree Gold Property located near Kenora, Ontario, and a 2.4% NSR interest in the Wolf Mountain Platinum-Palladium Project.

During the year ended August 31, 2016, the Company entered into an option agreement to earn a 100% interest (subject to a 2.0% NSR, which can be bought back for $1.0 million) in certain mineral claims located south of St. George, New Brunswick. To keep the option in good standing, the Company is required to incur exploration expenditures of $40,000 by May 31, 2017 (of which $20,448 had been incurred as at February 28, 2017) and make cash payments totalling $150,000 over five years (of which $10,000 had been paid by February 28, 2017, with the next payment of $15,000 being due by August 22, 2017). The Company has also staked certain claims in the same proximity to the optioned claims during the year ended August 31, 2016.

Avalon Advanced Materials Inc.	Page 10

Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended February 28, 2017
(unaudited)

6.	Property, Plant and Equipment

	Nechalacho		Computer
	REE Project		and Office	Land and	Exploration	Leasehold
	(a)	Airstrip	Equipment	Building	Equipment	Improvements	Total
Cost
As at September 1, 2015	$103,122,245	$646,860	$301,556	$74,455	$680,884	$94,594	$104,920,594
Additions	298,081	-	-	-	-	-	298,081
As at August 31, 2016	103,420,326	646,860	301,556	74,455	680,884	94,594	105,218,675
Additions	81,304	-	-	-	-	-	81,304
Disposals	-	-	(120,069)	-	-	-	(120,069)
As at February 28, 2017	$103,501,630	$646,860	$181,487	$74,455	$680,884	$94,594	$105,179,910

Accumulated Depreciation
As at September 1, 2015	$-	$192,178	$226,295	$537	$559,419	$74,876	$1,053,305
Depreciation expense	-	26,485	22,507	3,223	36,440	15,775	104,430
As at August 31, 2016	-	218,663	248,802	3,760	595,859	90,651	1,157,735
Depreciation expense	-	12,183	22,150	1,611	12,753	3,943	52,640
Disposals	-	-	(120,069)	-	-	-	(120,069)
As at February 28, 2017	$-	$230,846	$150,883	$5,371	$608,612	$94,594	$1,090,306

Net Book Value
As at August 31, 2016	$103,420,326	$428,197	$52,754	$70,695	$85,025	$3,943	$104,060,940
As at February 28, 2017	$103,501,630	$416,014	$30,604	$69,084	$72,272	$-	$104,089,604

Avalon Advanced Materials Inc.	Page 11

Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended February 28, 2017
(unaudited)

6.	Property, Plant and Equipment (continued)

a)	Nechalacho REE Project, Northwest Territories

The Company holds a 100% interest in five mining leases covering the Nechalacho rare earth elements deposit (“Nechalacho Deposit”) located at Thor Lake in the Mackenzie Mining District of the Northwest Territoriesas well as three mineral claims covering favorable geology to the west of the mining leases.

The property is subject to an underlying 2.5% net smelter returns (“NSR”) royalty agreement which can be bought back at the principal amount of $150,000 compounded annually at the average Canadian prime rate from May 2, 1982 to the buyback date, and which currently approximates $1.4 million.

The Company has entered into an accommodation agreement (the “Accommodation Agreement”) with the Deninu K’ue First Nation (“DKFN”). The DKFN is one of three Akaitcho bands who have used, occupied and have constitutionally protected aboriginal rights with respect to the lands on which the Nechalacho Deposit in the Northwest Territories is located.

The Accommodation Agreement provides for business and employment opportunities for the DKFN related to the Nechalacho Deposit and associated facilities in the Northwest Territories and contains measures to mitigate environmental and cultural impacts that may result from the project development. The Accommodation Agreement also commits the DKFN to supporting timely completion of the environmental assessment, permitting and development processes of the Nechalacho REE Project, and provides for the DKFN to participate in the project economics.

7.	Deferred Flow-Through Share Premium

A summary of the changes in the deferred flow-through share premium amount is set out below:

Balance – September 1, 2015	$293,808
Increase relating to flow-through common shares issued	218,949
Decrease relating to CEE incurred	(416,140)

Balance – August 31, 2016	96,617
Increase relating to flow-through common shares issued	206,818
Decrease relating to CEE incurred	(187,434)

Balance – February 28, 2017	$116,001

8.	Warrants Denominated in Foreign Currency

The following table reconciles the outstanding warrants (with an exercise price in a currency that is not the functional currency of the Company) to purchase common shares of the Company at the beginning and end of the respective reporting periods:

	Number
	of Warrants	Amount

Balance – September 1, 2015	6,466,513	$288,857
Increase in fair value	-	122,561

Balance – August 31, 2016	6,466,513	411,418
Increase (Decrease) in fair value	-	(168,156)

Balance – February 28, 2017	6,466,513	$243,262

Avalon Advanced Materials Inc.	Page 12

Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended February 28, 2017
(unaudited)

8.	Warrants Denominated in Foreign Currency (continued)

In June 2014, the Company issued 9,237,875 units of the Company at a price of $0.469 (US$0.433) per unit (“US$ Unit”) pursuant to a security purchase agreement for gross proceeds of $4,331,200 (US$4,000,000). Each US$ Unit was comprised of a common share and 0.70 of a common share purchase warrant (each whole warrant, a “US$ Warrant”). Each US$ Warrant is exercisable into a common share of the Company at an exercise price of US$0.56 per share commencing on December 13, 2014 until June 13, 2021, and is subject to certain anti-dilution provisions, which may reduce the exercise price, with a floor of US$0.5095 per share. The adjusted exercise price as calculated by the anti-dilution provisions as at February 28, 2017 is US$0.5223.

In accordance with IAS 32 Financial Instruments: Presentation and IAS 39 Financial Instruments: Recognition and Measurement, the fair value of the warrant component of the US$ Unit has been classified as a financial liability at FVTPL and recorded at fair value at the time of issuance, and was re-measured at each financial statement reporting date. The fair value of these warrants has been re-measured as at February 28, 2017 using the Black-Scholes pricing model with the following assumptions: expected dividend yield of Nil; risk free interest rate of 1.02%; expected life of 4.3 years; and expected volatility of 66%, and the resulting change in value being recorded as increase or decrease in fair value of warrants denominated in foreign currency in the condensed consolidated interim statement of comprehensive loss.

9.	Share Capital

a)	Authorized

The Company is presently authorized to issue an unlimited number of common shares without par value. The Company is also authorized to issue up to 25,000,000 preferred shares without par value, of which none have been issued as at February 28, 2017.

b)	Common Shares Issued and Outstanding

	Number	Amount

Balance – September 1, 2015	152,785,482	$164,695,991
Issued pursuant to:
equity offerings	26,253,724	2,826,056
exercise of warrants	125,000	21,799
exercise of brokers’ compensation warrants	360,000	64,573
Issuance costs – cash	-	(150,174)
Issuance costs – compensation warrants issued	-	(43,491)
Price premium of flow-through shares issued	-	(233,400)

Balance – August 31, 2016	179,524,206	$167,181,354
Issued pursuant to:
equity offerings (i) (ii)	7,045,454	1,375,000
exercise of warrants	2,275,000	396,738
Issuance costs - cash	-	(109,218)
Issuance costs – compensation warrants issued	-	(21,936)
Price premium of flow-through shares issued	-	(206,818)

Balance – February 28, 2017	188,844,660	$168,615,120

Avalon Advanced Materials Inc.	Page 13

Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended February 28, 2017
(unaudited)

9.	Share Capital (continued)

i)	On November 7, 2016, the Company completed a private placement (the “Private Placement”) and issued 4,545,454 flow-through common shares at $0.22 per share for gross proceeds of $1,000,000.

In connection with the Private Placement, the Company paid finders’ fees of $60,000, incurred other issuance costs of $11,351 and issued 272,727 non-transferrable finder’s compensation warrants. Each compensation warrant entitles the holder to purchase one common share of the Company at an exercise price of $0.25 per share until November 7, 2018. The estimated fair value of the compensation warrants totaled $12,747. The fair values of these compensation warrants were estimated using the Black-Scholes pricing model, with the following assumptions: expected dividend yield of Nil; risk free interest rate of 0.70%; expected life of 2.0 years; and expected volatility of 74%.

The excess of the cash consideration received over the market price of the Company’s shares at the date of the announcement of the flow-through share financing totaling $181,818 was recorded as a deferred flow-through share premium liability on the consolidated statement of financial position on November 7, 2016.

ii)	On December 23, 2016, the Company completed a private placement (the “December Private Placement”) and issued 2,500,000 flow-through common shares at $0.15 per share for gross proceeds of $375,000.

In connection with the December Private Placement, the Company paid finders’ fees of $22,500, incurred other issuance costs of $15,367 and issued 150,000 non-transferrable finder’s compensation warrants. Each compensation warrant entitles the holder to purchase one common share of the Company at an exercise price of $0.15 per share until December 23, 2018. The estimated fair value of the compensation warrants totaled $9,189. The fair values of these compensation warrants were estimated using the Black-Scholes pricing model, with the following assumptions: expected dividend yield of Nil; risk free interest rate of 0.78%; expected life of 2.0 years; and expected volatility of 85%.

The excess of the cash consideration received over the market price of the Company’s shares at the date of the announcement of the flow-through share financing totaling $25,000 was recorded as a deferred flow-through share premium liability on the consolidated statement of financial position on December 23, 2016.

c)	Warrants

The following table reconciles the warrants outstanding to purchase common shares of the Company at the beginning and end of the respective reporting periods:

			Weighted
	Number		Average
	of Warrants		Exercise Price

Balance – September 1, 2015	3,478,485	(1)	$0.490
Issued pursuant to equity offerings	12,350,000		0.164
Issued pursuant to Accommodation Agreement	10,000		0.230
Exercised	(125,000)		0.150

Balance – August 31, 2016	15,713,485	(1)	$0.237
Exercised	(2,275,000)		0.150
Expired	(2,215,985)		0.425

Balance – February 28, 2017	11,222,500	(1)	$0.217

(1) Does not include the 6,466,513 US$ Warrants as disclosed below.

Avalon Advanced Materials Inc.	Page 14

Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended February 28, 2017
(unaudited)

9.	Share Capital (continued)

The outstanding warrants have a weighted average remaining contract life of 0.9 year.

The warrants reserve, included as a component of the consolidated statement of changes in equity, relates to equity settled instruments issued by the Company to various stakeholders.

As disclosed in Note 8, the Company also has 6,466,513 US$ Warrants outstanding as at February 28, 2017, with an adjusted exercise price of US$0.5223 per share. These US$ Warrants are exercisable until June 13, 2021.

The Company is also required to issue 20,000 warrants to the Northwest Territory Métis Nation in two equal installments of 10,000 warrants upon the Nechalacho REE Project meeting certain milestones.

d)	Share Based Payments

The shareholders have approved a Stock Option Plan (the “Plan”) that provides for the issue of up to 10% of the number of issued and outstanding common shares of the Company to eligible employees, directors and service providers of the Company.

The Plan authorizes the granting of options to purchase common shares of the Company at a price equal to or greater than the closing price of the shares on either the trading day prior to the grant or the day of the grant. The options generally vest over a period of one to four years, and generally have a term of two to five years (but can have a maximum term of up to 10 years).

The following table reconciles the stock options outstanding at the beginning and end of the respective reporting periods:

		Weighted
	Number	Average
	of Options	Exercise Price

Balance – September 1, 2015	9,775,000	$1.56
Granted	2,140,000	0.16
Expired	(1,125,000)	4.46
Forfeited	(150,000)	2.13

Balance – August 31, 2016	10,640,000	0.96
Granted	2,080,000	0.17
Expired	(1,575,000)	2.75
Forfeited	(290,000)	0.65

Balance – February 28, 2017	10,855,000	$0.56

As at February 28, 2017, there were 7,842,500 options vested (August 31, 2016 – 7,551,250) with an average exercise price of $0.64 (August 31, 2016 - $1.15) .

The share based payments reserve, included as a component of the consolidated statement of changes in equity, relates to earned options issued by the Company to its directors, officers, employees and consultants.

The estimated fair value of options earned during the Period was $140,246 (February 29, 2016 - $261,080), of which $2,511 (February 29, 2016 - $4,084) was capitalized to property, plant and equipment, $47,763 (February 29, 2016 - $63,139) was capitalized as exploration and evaluation assets, $2,123 (February 29, 2016 - $188) was charged to operations as general exploration expenses with the balance of $87,849 (February 29, 2016 - $193,669) charged to operations as share based compensation expense.

Avalon Advanced Materials Inc.	Page 15

Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended February 28, 2017
(unaudited)

9.	Share Capital (continued)

The fair value of each option granted is estimated at the time of grant using the Black-Scholes option-pricing model. The Black-Scholes option-pricing model requires the input of subjective assumptions, including expected life of the option award, share price volatility and other assumptions. The expected life of options granted is derived from historical data on employee exercises and post-vesting employment termination behavior. Expected volatility is based on the historic volatility of the Company’s shares. These assumptions involve inherent uncertainties and the application of management judgment. In addition, the Company is required to estimate the expected forfeiture rate and only recognize expense for those options expected to vest.

The weighted average assumptions for grants during the Period and the year ended August 31, 2016 are as follows:

	February 28,	August 31,
	2017	2016

Exercise price	$0.17	$0.16
Closing market price on day preceding date of grant	$0.17	$0.16
Risk-free interest rate	0.66%	0.53%
Expected life (years)	2.4	3.5
Expected volatility	80%	71%
Expected dividend yield	Nil	Nil
Grant date fair value	$0.08	$0.08
Forfeiture rate	15%	16%

The following table summarizes information concerning outstanding and exercisable options as at February 28, 2017:

			Weighted Average
	Number of Options		Remaining
Option Price Range	Outstanding	Exercisable	Contractual Life

$1.50 - $1.99	1,475,000	1,475,000	0.4 years
$1.00 - $1.49	515,000	452,500	0.9 years
$0.50 - $0.99	2,280,000	1,521,250	1.9 years
$0.20 - $0.49	3,045,000	1,943,750	2.9 years
$0.11 - $0.19	3,540,000	2,450,000	2.8 years

	10,855,000	7,842,500

Avalon Advanced Materials Inc.	Page 16

Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended February 28, 2017
(unaudited)

9.	Share Capital (continued)

e)	Brokers’ Compensation Warrants

The following table summarizes information concerning outstanding brokers’ compensation warrants as at the beginning and end of the respective reporting periods:

	Number of	Weighted
	Compensation	Average
	Warrants	Exercise Price

Balance – September 1, 2015	1,732,612	$0.45	(1)
Issued pursuant to equity offerings	840,000	0.13
Exercised	(360,000)	0.13

Balance – August 31, 2016	2,212,612	0.38	(1)
Issued pursuant to equity offerings (note 9b(i) (ii))	422,727	0.22
Expired	(1,178,339)	0.31

Balance – February 28, 2017	1,457,000	$0.39	(1)

(1)

554,273 of the compensation warrants outstanding as at September 1, 2015 and throughout the period to February 28, 2017 are denominated in US$. The effect of the change in the foreign exchange rate between the Canadian$ and the US$ has been reflected in the weighted average exercise price as at August 31, 2016 and February 28, 2017.

The brokers’ compensation warrants reserve, included as a component of the consolidated statement of changes in equity, relates to equity settled compensation instruments issued by the Company to external service providers.

As at February 28, 2017, the Company has the following compensation warrants outstanding:

(i)	554,273 compensation warrants with an exercise price of US$0.56 per common share, which are exercisable until June 13, 2017;

(ii)

300,000 compensation warrants with an exercise price of $0.11 per common share, which are exercisable until the earlier of March 11, 2018 or if at any time following September 11, 2016, the closing price of the Company’s common shares on the TSX is $0.25 or higher for a period of twenty consecutive trading days, the Company may, by notice to the holder reduce the expiry date of the warrants to not less than 30 days from the date of such notice;

(iii)	180,000 compensation warrants with an exercise price of $0.175 per common share, which are exercisable until March 29, 2018;

(iv)	272,727 compensation warrants with an exercise price of $0.25 per common share, which are exercisable until November 7, 2018; and

(v)	150,000 compensation warrants with an exercise price of $0.15 per common share, which are exercisable until December 23, 2018.

Avalon Advanced Materials Inc.	Page 17

Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended February 28, 2017
(unaudited)

10.	Corporate and Administrative Expenses

Corporate and administrative expenses for the three and six months ended February 28, 2017 and February 29, 2016 consist of the following:

	Three Months Ended		Six Months Ended
	February 28,	February 29,	February 28,	February 29,
	2017	2016	2017	2016

Salaries and benefits(1)	$311,756	$422,053	$694,070	$913,089
Directors’ fees	19,761	20,890	42,461	47,764
Consulting and professional fees	101,511	171,330	227,808	306,440
Office, insurance and other expenses	58,724	83,418	161,201	206,435
Occupancy	78,148	76,381	154,594	152,353
Shareholders’ communications and filing fees	73,080	84,011	113,081	139,444
Travel and related costs	22,426	23,889	47,274	56,050

	$665,406	$881,972	$1,440,489	$1,821,575

(1)

These figures do not include share based compensation. Employees’ salaries, benefits including share based compensation expensed for the quarter ended February 28, 2017 and for the Period totaled $345,692 (February 29, 2016 - $505,441) and $826,864 (February 29, 2016 – $1,039,139), respectively.

11.	Related Party Disclosures

Balances and transactions between the Company and its subsidiaries have been eliminated on consolidation and are not disclosed in this note. Details of the transactions between the Company and other related parties are disclosed below:

a)	Trading transactions

There have been no material trading transactions with related parties during each of the three and six month periods ended February 28, 2017 and February 29, 2016.

b)	Compensation of key management personnel

The remuneration of directors and other members of the Company’s senior management team during each of the three and six months ended February 28, 2017 and February 29, 2016 are as follows:

	Three Months Ended		Six Months Ended
	February 28,	February 29,	February 28,	February 29,
	2017	2016	2017	2016

Salaries, benefits and directors’ fees(1)	$396,411	$478,517	$843,162	$983,515
Share based compensation(2)	54,778	117,720	205,448	202,931

	$451,189	$596,237	$1,048,610	$1,186,446

(1)

Salaries and benefits of key management personnel capitalized to exploration and evaluation assets and PPE for the quarter ended February 28, 2017 and for the Period totaled $141,319 (February 29, 2016 - $151,858) and $289,743 (February 29, 2016 - $298,951), respectively.

(2)	Fair value of stock options earned and recognized as share based compensation during the respective reporting period.

Avalon Advanced Materials Inc.	Page 18

Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended February 28, 2017
(unaudited)

12.	Financial Instruments

IFRS 7 establishes a fair value hierarchy that reflects the significance of inputs used in making fair value measurements as follows:

Level 1	quoted prices in active markets for identical assets or liabilities;
Level 2	inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. from derived prices); and
Level 3	inputs for the asset or liability that are not based upon observable market data.

Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The fair value of the Company’s warrants denominated in a currency that is not the functional currency of the Company is based on Level 2 inputs that are observable for the liability such as interest rate, dividend yield and historical volatility.

Fair Values

Except as disclosed elsewhere in these condensed consolidated interim financial statements, the carrying amounts for the Company’s financial instruments approximate their fair values because of the short-term nature of these items.

The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:

Credit risk

The Company is not exposed to any significant credit risk as at February 28, 2017. The Company’s cash and cash equivalents are either on deposit with two major Canadian chartered banking groups in Canada or invested in bankers’ acceptance notes or guaranteed investment certificates issued by two major Canadian Chartered banking groups. The Company’s receivables primarily consist of Goods and Services Tax/Harmonized Sales Tax receivable, government grants and refundable security deposits with various federal and provincial governments and are therefore not subject to significant credit risk.

Liquidity risk

Liquidity risk is the risk that an entity will not be able to meet its financial obligations as they come due. The Company has in place a planning and budgeting process to assist in determining the funds required to support the Company’s normal operating requirements on an on-going basis and its plans for exploration and development expenditures. The Company ensures that there are sufficient funds to meet its short-term requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents.

As at February 28, 2017, the Company has current assets of $1,117,615 and current liabilities of $1,146,269. The adjusted working capital of the Company is $330,609 (calculated by adding back the deferred flow-through share premium of $116,001 and the liability for warrants denominated in foreign currency of $243,262 to the net current liabilities of $28,654). As the de-recognition of the balances of the deferred flow-through share premium and the liability for warrants denominated in foreign currency accounts will not require the future out flow of resources by the Company, it is management’s belief that the adjusted working capital figure provides useful information in assessing the Company’s liquidity risk.

Avalon Advanced Materials Inc.	Page 19

Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended February 28, 2017
(unaudited)

12.	Financial Instruments (continued)

Repayments due by period as of February 28, 2017:

	Within	1-3	4-5
	1 Year	Years	Years	Total

Accounts payable and accrued liabilities	$787,006	$-	$-	$787,006
Operating lease obligations	315,995	579,325	-	895,320

	$1,103,001	$579,325	$-	$1,682,326

Market risk

(i)	Interest rate risk

The Company has cash and cash equivalents balances and it has no interest-bearing debt. The Company’s current policy is to invest its excess cash in highly liquid money market investments such as bankers’ acceptance notes, treasury bills and GICs. These short term money market investments are subject to interest rate fluctuations.

(ii)	Foreign currency risk

The Company’s functional currency is the Canadian dollar. The majority of the Company’s purchases are transacted in Canadian dollars. Other than the US$ Warrants as disclosed in note 8, the Company had no other significant financial assets or financial liabilities denominated in foreign currencies as at February 28, 2017.

(iii)	Price risk

The prices of metals and minerals fluctuate widely and are affected by many factors outside of the Company’s control. The prices of metals and minerals and future expectation of such prices have a significant impact on the market sentiment for investment in mining and mineral exploration companies. This in turn may impact the Company’s ability to raise equity financing for its long term working capital requirements.

Sensitivity analysis

Considering the Company’s budget expenditures for the balance of fiscal 2017 and its current cash and cash equivalents of $553,618, with other variables held constant, sensitivity to a plus or minus 25 basis points change in interest rates would not have any significant effect on the Company’s net loss for the balance of fiscal 2017.

Other than the US$ Warrants as disclosed in note 8, the Company had no other significant financial assets or financial liabilities denominated in foreign currencies as at February 28, 2017 and its anticipated on-going expenditures to be transacted in US dollars for the next six month period is approximately US$150,000. If the Canadian dollar weakens (or strengthens) 5% against the US dollar with other variables held constant, it would not have any significant effect on the Company’s expenditures for the balance of fiscal 2017.

Avalon Advanced Materials Inc.	Page 20

Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended February 28, 2017
(unaudited)

13.	Supplemental Cash Flow Information

Non-cash financing and investing transactions not reflected in the Condensed Consolidated Interim Statements of Cash Flows for the three and six months ended February 28, 2017 and February 29, 2016 are as follows:

	Three Months Ended		Six Months Ended
	February 28,	February 29,	February 28,	February 29,
	2017	2016	2017	2016

Share based compensation capitalized as property, plant and equipment (note 9d)	$562	$2,873	$2,511	$4,084
Share based compensation capitalized as exploration and evaluation assets (note 9d)	(2,479)	34,955	47,763	63,139
Depreciation expense capitalized as property, plant and equipment	11,476	14,316	22,955	28,632
Depreciation expense capitalized as exploration and evaluation assets	1,795	2,219	3,591	4,440

	$11,354	$54,363	$76,820	$100,295

14.	Events After the Reporting Period

Subsequent to the Period, the Company:

a)

Issued 500,000 common shares to an independent third party and acquired a 100% interest in seven mineral claims located adjacent to the north and west of the Company’s existing Separation Rapids property;

b)

granted an aggregate of 340,000 stock options with a weighted average exercise price of $0.18 per share to certain employees and consultants of the Company. The weighted average contract life of these options was 4.1 years; and

c)

entered into a preferred share purchase agreement (the “Agreement”) with an entity managed by the Lind Partners (“Lind”) and issued 500 Series A1 Preferred Shares (the “Preferred Shares”) at a price of $5,000 per share for gross proceeds of $2,500,000.

The Preferred Shares do not carry a dividend and have a redemption value that starts at $5,000 per share and increases by $250 per share each quarter over a 24 months period ending on March 10, 2019, to a cap of $6,750 per share. After the four month Hold Period (defined below), the Preferred Shares can be converted by Lind into common shares of the Company at a price per common share equal to 85% of the five-day volume weighted average price of the common shares on the TSX immediately prior to the date that notice of conversion is given.

In conjunction with the closing, Lind received a commitment fee of $125,000 and 6,900,000 common share purchase warrants. Each warrant entitles the holder to purchase one common share of the Company at a price of $0.23 per common share until March 10, 2022.

Pursuant to Canadian securities laws, the securities issuable under this private placement will be subject to a hold period (the “Hold Period”), which expires on July 11, 2017. After the Hold Period, Lind has the basic right to convert 25 Preferred Shares into common shares of the Company on a monthly basis, subject to certain conversion limits set out in the Agreement, however Lind is permitted to convert up to 100 Preferred Shares on a monthly basis in the event such amount does not exceed 20% of the Company's 20-day traded volume of common shares on the TSX immediately prior to the date of delivery of a conversion notice.

Avalon Advanced Materials Inc.	Page 21

Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended February 28, 2017
(unaudited)

14.	Events After the Reporting Period (continued)

Lind will also be entitled to accelerate its conversion right to the full amount of the redemption value applicable at such time, or demand repayment of the applicable redemption value per share in cash, upon the occurrence of certain events as set out in the Agreement. The Company has the right to redeem the Preferred Shares at any time after the Hold Period at a small premium to the redemption value. The Company has floor price protection such that if any conversion results in an effective conversion price of less than $0.10 per common share, then the Company has the right to deny the conversion and instead redeem the Preferred Shares that were subject to that conversion for the redemption amount in cash plus a 5% premium.

At any time while any Preferred Shares are outstanding, Lind has the option of subscribing for up to an additional 165 Series A2 Preferred Shares at a price of $5,000 per share and under the same terms and conditions as the initial financing, subject to certain triggering events and subject to the prior approval of the TSX.

Avalon Advanced Materials Inc.	Page 22